<u>FORM 6-K</u>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For <u>April 16, 2007</u>

<u>PETAQUILLA MINERALS LTD. (File #0-26296)</u>

(Translation of registrant's name into English)

<u>Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9</u>
(Address of principal executive offices)

Attachments:

1.   News Release dated April 16, 2007
2.   Material Change Report dated April 16, 2007 (re: April 16/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____   No __✓__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: April 16, 2007   By: *"Tony M. Ricci"*
                                      (Name)

                               Its: <u>Chief Financial Officer</u>
                                      (Title)



Trading Symbols:
TSX: PTQ
OTCBB: PTQMF
FWB: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces Richard Fifer as New President and CEO

Vancouver, BC – April 16, 2007: Petaquilla Minerals Ltd. (the "Company") announced today that Richard Fifer, President of Petaquilla Minerals, S.A., has become the Company's President and Chief Executive Officer, replacing interim President John Cook.

John Cook will continue in his role as a director and has been appointed Chairman of the Company's Board of Directors. Mr. Cook, as an Equity Consultant in Sydney, Australia, has over 40 years of experience as an institutional and high net worth adviser specializing in the financing of mining projects.

Richard Fifer is a Panamanian citizen, a former Governor of the Province of Coclé, Panama, and a life-long member of the Petaquilla region in Panama. In addition, Mr. Fifer was formerly President of Corporación de Desarrollo Minero (Codemin), Panama's state mining company, and the National Security Advisor to the President of the Republic of Panama. Mr. Fifer has a Bachelor of Science in Geological Engineering from the University of Utah and a Masters of Finance from Tulane University.

For more than nineteen years, he has been instrumental in the development of the world-class Petaquilla projects in Panama and in forging the original joint venture alliance with Inmet Mining Corporation and base metal giant Teck Cominco Limited.

In accepting his appointment, Richard Fifer said, "I am pleased to take this next and natural step. I have been intimately involved with the Petaquilla projects since their inception. During this time, we have advanced the projects toward production, we have gained world-class partners, we have improved the living standards of our local communities, and our shareholders have benefited from a ten-fold increase in our market capitalization since 2005. Now, as both the Molejon gold project and the copper project reach pivotal milestones, the Board has asked me to take a more visible role for the Company".

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021   Fax: (604) 694-0063
Toll Free 1-877-694-0021
Website: www.petaquilla.com


FORM 51-102F3
MATERIAL CHANGE REPORT


Item 1.   **Name and Address of Company**

Petaquilla Minerals Ltd. (the "Company")
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.   **Date of Material Change**

April 16, 2007

Item 3.   **News Release**

The Company's news release dated April 16, 2007, was disseminated by CCN Matthews on April 16, 2007.

Item 4.   **Summary of Material Change**

The Company announced the appointment of Richard Fifer as the Company's President and Chief Executive Officer and the appointment of John Cook as the Chairman of the Board of Directors.

Item 5.   **Full Description of Material Change**

For a full description of the material change, please see Schedule "A".

Item 6.   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 7.   **Omitted Information**

Not Applicable.

Item 8.   **Executive Officer**

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at 604-694-0021.

Item 9.   **Date of Report**

Dated April 16, 2007

PETAQUILLA MINERALS LTD.

Per: "Richard Fifer"

Richard Fifer
President and Chief Executive Officer

SCHEDULE "A"

NEWS RELEASE FOR: PETAQUILLA MINERALS LTD.

Contact person: Richard Fifer

Contact telephone number: 604-694-0021



PETAQUILLA MINERALS LTD.

Trading Symbols:	
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces Richard Fifer as New President and CEO

Vancouver, BC – April 16, 2007: Petaquilla Minerals Ltd. (the "Company") announced today that Richard Fifer, President of Petaquilla Minerals, S.A., has become the Company's President and Chief Executive Officer, replacing interim President John Cook.

John Cook will continue in his role as a director and has been appointed Chairman of the Company's Board of Directors. Mr. Cook, as an Equity Consultant in Sydney, Australia, has over 40 years of experience as an institutional and high net worth adviser specializing in the financing of mining projects.

Richard Fifer is a Panamanian citizen, a former Governor of the Province of Coclé, Panama, and a life-long member of the Petaquilla region in Panama. In addition, Mr. Fifer was formerly President of Corporación de Desarrollo Minero (Codemin), Panama's state mining company, and the National Security Advisor to the President of the Republic of Panama. Mr. Fifer has a Bachelor of Science in Geological Engineering from the University of Utah and a Masters of Finance from Tulane University.

For more than nineteen years, he has been instrumental in the development of the world-class Petaquilla projects in Panama and in forging the original joint venture alliance with Inmet Mining Corporation and base metal giant Teck Cominco Limited.

In accepting his appointment, Richard Fifer said, "I am pleased to take this next and natural step. I have been intimately involved with the Petaquilla projects since their inception. During this time, we have advanced the projects toward production, we have gained world-class partners, we have improved the living standards of our local communities, and our shareholders have benefited from a ten-fold increase in our market capitalization since 2005. Now, as both the Molejon gold project and the copper project reach pivotal milestones, the Board has asked me to take a more visible role for the Company".

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.
Phone: (604) 694-0021   Fax: (604) 694-0063
Toll Free 1-877-694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.